

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02062087

NO ACT
P.E. 7-18-02
0-23599

October 11, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	10/11/2002

Mary Ellen O'Mara
Hutchins, Wheeler & Dittmar
101 Federal Street
Boston, MA 02110

Re: Mercury Computer Systems, Inc.
Incoming letter dated July 18, 2002

Dear Ms. O'Mara:

This is in response to your letter dated July 18, 2002 concerning the shareholder proposal submitted to Mercury Computer Systems by the Teamsters Affiliates Pension Plan. We also have received a letter on the proponent's behalf dated August 27, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Louis Malizia
Assistant Director for Corporate Affairs
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198

CR

Rule 14a-8

COUNSELLORS AT LAW

HUTCHINS, WHEELER & DITTMAR

A PROFESSIONAL CORPORATION

101 FEDERAL STREET, BOSTON, MASSACHUSETTS 02110
TELEPHONE: 617-951-6600 FACSIMILE: 617-951-1295

MARY ELLEN O'MARA
MEO@HUTCH.COM
617-951-6663

July 18, 2002


RECEIVED
2002 JUL 19 PM 4:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mercury Computer Systems, Inc.
Shareholder Proposal Submitted by The Teamster Affiliates Pension Plan
Rule 14a-8/Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Mercury Computer Systems, Inc. ("Mercury" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by The Teamster Affiliates Pension Plan (the "Proponent"). Enclosed herewith are six (6) copies of the Proposal. The Proposal states: "That the shareholders of Mercury Computer Systems, Inc., (the "Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives."

The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials.

The Company has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusions are discussed below.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." In compliance with generally accepted accounting principles ("GAAP"), the Company currently calculates its compensation costs pursuant to the intrinsic value based method pursuant to APB Opinion No. 25, Accounting for Stock Issued to Employees, and presents in its financial statements pro forma compensation amounts in compliance with the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Company believes that the Proposal, which requests that the Company establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives deals with the financial reporting and accounting policies of the Company and, therefore, is excludable as a matter relating to the conduct of the Company's ordinary business operations.

The Staff has consistently agreed that the presentation of financial reports to shareholders is a matter relating to the ordinary business operations of a company. In particular, the Staff has consistently concurred that proposals addressing the expensing of options are excludable under Rule 14a-8(i)(7). In Intel Corporation (February 27, 2001); BellSouth Corporation (January 22, 2001); AT&T Corp. (January 8, 2001); General Electric Company (December 22, 2000); Pfizer, Inc. (December 13, 2000); Applied Materials, Inc. (December 13, 2000); and SBC Communications Inc. (December 14, 2000), the Staff concurred that the proponent's proposal, requesting that the company record the annual cost of stock options on the income statement, could be excluded as "relating to ordinary business operations (i.e., choice of accounting methods)." See also Johnson Controls, Inc. (October 26, 1999) (proposal recommends disclosure of "goodwill-net" and identification of the "true value" of shareholders' equity provided goodwill is high relative to shareholders' equity) and General Electric Company (January 28, 1997) (proposal requiring GE to adopt the "fair value" method of accounting for stock-based compensation plans as contained in the Statement of Financial Accounting Standards No. 123).

The accounting method that the Proponent is requesting is a method that is not required by either GAAP or by any other applicable law to which the company is subject. In Santa Fe Southern Pacific Corp. (January 30, 1986), the Staff stated, in connection with a proposal requiring the registrant to prepare current cost basis financial statements for the registrant and its subsidiaries, that "the determination to make financial disclosure not required by law" is considered to be a matter relating to a company's ordinary business operations. Also in this regard, the Staff in American Stores Co. (April 7, 1992), noted favorably the view "that matters involving the presentation of the disclosure in reports, including questions concerning the information provided that is neither required under disclosure standards established by applicable requirements, e.g., GAAP, nor generally consistent with such disclosure standards, relate to ordinary business operations."

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(10) SINCE THE PROPOSAL HAS BEEN SUBSTANTIALLY IMPLEMENTED

Rule 14a-8(i)(10) provides that a proposal may be omitted "if the company has already substantially implemented the proposal". As indicated above, the Company currently presents in its financial statements pro forma compensation amounts relating to stock options in compliance with Statement of Financial Accounting Standards No. 123. Such disclosures appear in the Company's financial statements for the year ended June 30, 2001 at footnote H and include pro forma disclosure of net income and earnings per share as if the Company had elected to recognize compensation costs based on the fair value of stock-based compensation at the date of grant. Accordingly we believe the Proposal may be excluded under Rule 14a-8(i)(10), as the Proposal has been substantially implemented by the Company. We note that the Proposal would require the Company to apply a selective accounting treatment to certain, but not all, options, namely future stock options issued to Company executives. The Company believes that Statement of Financial Accounting Standards No. 123 does not permit such selective treatment.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2002 Proxy Materials under Rule 14a-8(i)(7) and/or Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials. This letter is being filed with the Commission no later than 80 calendar days before the Company will file its definitive 2002 Proxy Materials with the Commission.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (617) 951-6663. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity to discuss such a determination in advance of your formal written response. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Mary Ellen O'Mara

MEO:pas
Enclosures

THE TEAMSTER AFFILIATES PENSION PLAN

25 LOUISIANA AVE., N.W.
WASHINGTON, D.C. 20001

TELEPHONE 202-624-6800 1-800-435-6900
FAX 202-624-8797

June 20, 2002

By Post and By Fax: 978.256.3599

Mr. Gary Olin, Director
Corporate Communications, Investor Relations
Mercury Computer Systems
199 Riverneck Road
Chelmsford, MA 01824-2820

Dear Mr. Olin:

I hereby submit the following resolution on behalf of the Teamsters Affiliates Pension Plan, in accordance with SEC Rule 14a-8, to be presented at the Mercury Computer Systems' 2002 Annual Meeting.

The Teamsters Affiliates Pension Plan has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed please find relevant proof of ownership.

If you have any questions or need to contact us further, please send any written communication in regard to this resolution via UPS, U.S. Mail, or Airborne Express, as the International Brotherhood of Teamsters does not accept non-union delivery.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
Trustee

CTK/jh
Enclosures

cc: Anthony J. Medaglia, Jr. Hutchins, Wheeler & Dittmar



Stock Option Expensing Proposal

Resolved: That the shareholders of Mercury Computer Systems, Inc., ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives.

Statement of Support: Stock options are an important component of our Company's overall executive compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on the creation of long-term corporate value. The increasing use of stock options at a time of growing investor skepticism of the accuracy and transparency of corporate financial reporting has prompted an intense public debate on the appropriate accounting treatment for stock options. Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Nearly all companies, including our Company, opt to report the calculated cost of company stock options as a footnote in the corporate annual report. Thus, the option costs are not included in the determination of the companies' operating income. We believe that including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings.

A Standard & Poor's ("S&P") recent report entitled "Measures of Corporate Earnings" (Revised May 14, 2002) sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting. One of the key reporting items that the S&P report examined was the accounting treatment of stock option grants. The compelling logic advanced by S&P for including stock option costs in earnings statements is that these stock grants are components of executive compensation plans, and like other compensation components, such as salaries, cash bonuses and other employee benefits, should be included as expenses in the calculation of operational earnings. S&P's research indicates that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10% in 2000.

We believe the failure to treat stock option grant costs as expenses on corporate income statements can misrepresent the level of profits at a company. We believe that the failure to expense executive stock option costs can result in a "no-cost" executive compensation mentality that can promote the excessive use of stock options.

We believe that expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans. Like S&P and many other investors, we believe that investors are entitled to and need an accurate picture of company operational earnings and the true cost of executive compensation programs.

We urge your support of this important reform designed to improve corporate financial reporting.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

AFL-CIO





RECEIVED
2002 SEP -5 PM 12: 04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 27, 2002

Securities & Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

RE: Mercury Computer Systems ("Mercury" or "the Company"), Inc request for No-Action on the Proposal submitted ("the Proposal) by the Teamsters Affiliates Pension Plan ("TAPP" or "the Teamsters")

Ladies and Gentlemen:

We are in receipt of a copy of the letter sent to the Securities & Exchange Commission – Division of Corporation Finance ("the Division") from Mary Ellen O'Mara of the firm, Hutchins Wheeler & Dittmar, counsel on behalf of Mercury. The letter gave notice of the Company's intent to exclude TAPP's proposal requesting Mercury's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to the Company's executives.

Counsel argues that the Proposal may be omitted under Rule 14a-8(i)(7), claiming that the Proposal relates to the conduct of ordinary business operations of the Company.

The Proposal

The Proposal states:

> That the shareholders of Mercury Computer Systems, Inc ("Company") hereby request that the Company's Board of Directors establish a policy and practice of expensing in the Company's annual income statement the costs of all future stock options issued to Company executives.

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

If implemented, the Proposal would compel the Company to include stock option expense in the Company's annual income statement.

Currently, the Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting For Stock-based Compensation, issued by the Financial Accounting Standards Board ("FASB") in 1994 requires that companies estimate the fair value of options at the grant date using an options-pricing model. Companies must then either take a charge to earnings on their income statements, the "fair value-based method," or alternatively include a charge to income, the "intrinsic value-based method" as set forth in the Accounting Principles Board Opinion No. 25. The Company uses the intrinsic value-based method for accounting for stock options and complies with SFAS 123 requirement to provide pro forma footnote disclosure of net income and earnings per share as if the fair value-based method had been used. At the time the proposal was submitted, only two Standard & Poor's ("S&P") companies used the "fair value-based method" and recording the option costs on company income statements. Since then, a plethora of S&P companies –including Coca-Cola Company, The Washington Post Company, United Parcel Service, J. P. Morgan, Bank of America, Bank One, General Electric and Amazon.com— have changed option costs accounting methods to the "fair value-based method."

Rule 14a-8(i)(7) Ordinary Business Operations Exclusion is NOT a Basis for Excluding the Proposal.

Even before the disclosure of massive corporate malfeasance, the issue of expensing stock options has been, and continues to be, an issue of social policy. When FASB released SFAS 123, it referred to the decision-making process as "extraordinarily controversial," and wrote in its *Basis for Conclusions*: The Board chose a disclosure-based solution for stock-based employee compensation to bring closure to the divisive debate on this issue – **not because it believes that the solution is the best way to improve financial accounting and reporting.**" (Emphasis added)

Senator Lieberman (D-CT) argues against expensing, claiming that accounting changes won't fix the problem. His colleague, Senator McCain (R-AZ) states that NOT expensing stock options "obscure the company's real worth, misinform investors, and encourage continued false reporting of profitability."[1] The Chair of the Federal Reserve, Alan Greenspan, recently spoke out on the expensing of stock options: "I fear that the failure to expense stock option grants has introduced a significant distortion in reported earnings--and one that has grown with the increasing prevalence of this form of compensation."[2] Recently, SEC Chair Harvey Pitt stated: "The question isn't whether stock options should be expensed. The question is when and how."[3]

Business leaders have also expressed their views on stock option expensing. For years, Warren Buffett, CEO and Board Chair of Berkshire Hathaway, has voiced criticism of companies not expensing stock options: "If options aren't a form of compensation, what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world should they go?"[4] Cypress Semiconductor CEO T. J. Rodgers, writing in the *Wall Street Journal* on Senators Levin and McCain legislation that encourages stock option expensing, claims that, "instead of cleaning up corporate accounting as [the proposed legislation] is intended to do, [the bill] would skewer what has proven an incredibly effective incentives system and reduce the earnings of every Silicon Valley company."[5]

Justin Fox, writing in *Fortune*, noted:

> the illicit book-cooking revealed so far at Enron, WorldCom, and others was trifling compared with the entirely legal book-cooking that most of corporate America engages in: lavishing stock options on top executives and not deducting them as expenses. It is, without a doubt, the mother of all accounting abuses.[6]

---

[1] Senator John McCain. Corporate Governance Reform, July 11, 2002 speech to the National Press Club.
[2] Remarks by Chairman Alan Greenspan, 2002 Financial Markets Conference of the Federal Reserve Bank of Atlanta, Sea Island, Georgia, May 3, 2002.
[3] Harvey Pitt in an Interview with Hedrick Smith of the PBS show, *Frontline*, on April 5 and May 30, 2002.
[4] Warren Buffett. Letter to shareholders of Berkshire Hathaway, March 1, 1993. This particular excerpt has been reprinted in a plethora of newspaper articles in recent months, including Strategic Finance Magazine, June 2002; The Sydney Morning Herald, June 20, 2002; Mercury News, April 15, 2002; SmartMoney.com, May 24, 2002; and others.
[5] T. J. Rodgers. "Options aren't Optional in Silicon Valley" *Wall Street Journal.* March 4, 2002.
[6] "The Only Option (For Stock Options, That Is): Pretending they're free didn't work. Expensing them may be the silver bullet we're looking for," by Justin Fox, *Fortune*, August 12, 2002. www.fortune.com/indexw.jhtml?channel=artcol.jhtml&doc_id=208808

In Release No. 34-40018; IC-23200; File No. S7-25-97, Amendment to Rules on Shareholder Proposals, reversing the Division's position on *Cracker Barrel*[7], the Staff noted that:

> From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal values, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation and golden parachutes.[8]

The Division also stated that, "since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate."[9] There can be no doubt that stock option expensing "has reemerged as a consistent topic of widespread public debate.

Conclusion

TAPP's shareholder Proposal on whether Mercury chooses to expense stock options or obscure that expense in a footnote does not seek to micromanage management. Rather, the Proposal seeks appropriate disclosure and honest bookkeeping so that investors can make more informed decisions regarding their investments.

The mandate of the SEC "is to protect investors and maintain the integrity of the securities markets." The shareholder Proposal aids in the maintenance of the integrity of the markets through better disclosure.

---

[7] 1992 SEC No-Act. LEXIS 984. Cracker Barrel Old Country Store, Inc. October 13, 1992.
[8] Final Rule: Amendments to Rules on Shareholder Proposals. Release No. 34-40018; IC 23200; File No. S7-27-97.
[9] *Ibid.*

SEC Chair Harvey Pitt frames the question on whether stock options should be expensed, and asks "when and how." The Teamsters suggest that there is no time like the present, that Shareholder proposals must be a part of the how.[10]

Please feel free to contact me at (202) 624-8100, or at the address above. If mailing any correspondence, please use the United States Postal Service, United Parcel Service or Airborne Express only, as the International Brotherhood of Teamsters does not accept non-union delivery as a matter of policy.

Sincerely,

Louis Malizia/JPH

Louis Malizia
Assistant Director for Corporate Affairs

LM/jph
opeiu#2

cc: Mr. Gary Olin, Director - Corporate Communications, Investor Relations, Mercury Computer Services.
Mary Ellen O'Mara, Counsellor, Hutchins Wheeler & Dittmar, by fax: 617.951.1295.

[10] The mechanics of expensing stock options –done already for the Internal Revenue Service-- is not impossible. Fischer Black and Myron Scholes developed a formula for determining costs in 1973. Additionally, numerous websites offer options expensing calculators. E.g., http://www.optionvue.com/FairMarketValueCalculator.htm.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 11, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mercury Computer Systems, Inc.
Incoming letter dated July 18, 2002

The proposal requests that the board of directors establish a policy and practice of expensing in the company's annual income statement the costs of all future stock options issued to Company executives.

In light of the fact that the Division expressed its view regarding an identical proposal in its response to National Semiconductor, Inc. (July 19, 2002) and that matter currently is being reviewed by the Commission, the Division has determined that it cannot express any view with respect to whether it concurs or does not concur with your view that Mercury Computer Systems may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Mercury Computer Systems may exclude the proposal under rule 14a-8(i)(10). Accordingly, Mercury Computer Systems may not omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir Devon Gumbs
Special Counsel